KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568
Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 20, 2026, with respect to the financial statements and financial highlights of Precidian ETFs Trust, and related notes, incorporated herein by reference and to the references to our firm under the headers “Independent Registered Public Accounting Firm” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.
Columbus, Ohio
April 28, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.